

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 19, 2006

Mr. James P. Ulm, II
Senior Vice President and Chief Financial Officer
Pogo Producing Company
5 Greenway Plaza
P.O. Box 2504
Houston, Texas 77252-2504

        Re: Pogo Producing Company
                Form 10-K for the Fiscal Year Ended December 31, 2005
                Filed March 3, 2006
                File No. 1-7792

Dear Mr. Ulm:

      We have reviewed your Form 10-K for the fiscal year 2005 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Engineering Comments

Form 10-K for the Fiscal Year Ended December 31, 2005

Business, page 3

Domestic Onshore, Offshore and International Operations, pages 3-7

1.   Instruction 3 to Item 102 of Regulation S-K requires material disclosure such as
        reserves, production, development and the nature of your ownership interest
        regarding significant properties. However, your filing does not appear to contain
        this disclosure. Please revise as necessary.

Exploration and Production Data, page 11

Average Production (Lifting) Costs per Unit of Production, page 12

2.   Tell us if your average production cost per unit includes production taxes and
        transportation costs.

Risk Factors, page 21

The Company's reserve data are estimates and should not be unduly relied upon, page 26

3.   While reserves volumes are estimates, we do not believe it is appropriate to state
        "they should not be unduly relied upon." Proved reserves, by definition, should
        have a reasonable certainty of attainment. Please revise or remove this section.

Supplementary Financial and Reserves Data, page 89

Estimates of Proved Reserves, page 91

4.   Reconcile for us that although your U.S. oil reserves have increased by about 2%
        since 2002 your U.S. oil production during that same time has fallen by over 40%.

5.   With a view toward disclosure, we note that your reserve life for your recently
        purchased Canadian reserves is over 44 years and for the proved developed
        Canadian reserves it is over 37 years. Please explain to us the reasons why these
        proved reserves have such long reserve lives and why you believe this is not
        material information to disclose to investors.

6.   As you previously owned material reserves volumes in Thailand in 2002, 2003, and 2004 and did not sell them until 2005, reconcile for us why you did not disclose these reserves for those years in your reserve table with a sale of the reserves shown in 2005. Otherwise, please revise your document.

7.   Reconcile for us why the Standardized Measure values for years 2003 and 2004 are different than reported for those years in previous filings. Tell us if the Standardized Measure for the years shown in your 2005 report include the reserves owned in Thailand and Hungary during that time.

Closing Comments

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 if you have questions related to engineering issues and related disclosures. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director